FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

_______________________________________________________________________

Contact:
Dan Suesskind, Chief Financial Officer,	Teva Pharmaceutical Industries Ltd. 972-2-589-2840
Bill Fletcher, President and CEO,	Teva North America (215) 591-3000
Dorit Meltzer, Director, Investor Relations,	Teva Pharmaceutical Industries Ltd. 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA REPORTS RECORD SALES AND NET INCOME FOR Q4 2003

Record Annual Sales of $ 3.3 Billion.

Fourth Quarter Highlights
Net Income	$186 million, up 36%
EPS	$0.62, up 24%
Net Sales	$942 million, up 22%
Copaxone® (in market) Sales	$208 million, up 33%
Cash flow	$187 million
Increased Dividend	Approx. $ 0.10 per share (NIS 0.45), up 36%

Jerusalem, Israel, February 17, 2004 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported net income of $186 million for the fourth quarter of 2003, up 36% over the comparable quarter of 2002, fully diluted EPS  of $0.62, up 24%, and net sales for the quarter  of $942 million, up 22%.

For the full year of 2003, net sales were $3.3 billion, an increase of 30%.  Net income and fully diluted EPS for the full year (including one-time net income of $73.2 million or $0.26 per ADR, recorded in the second quarter of 2003), amounted to $691 million and $2.39, respectively. Net income and EPS before the one time income reached $618 million and $2.14 for the full year of 2003, an increase of 51% and 41%, respectively, over 2002. Teva believes that excluding the one time income from the second quarter represents a better indicator of the underlying trends in the Company`s operations.

Teva's President and Chief Executive Officer, Israel Makov, commented: "I am pleased to report our best-ever quarterly and annual results, which exceeded Teva's own ambitious strategic objective of doubling sales every four years and doubling net income in an even shorter period."

Mr. Makov continued, "Our commitment to leadership in the field of generic pharmaceuticals has never been more evident. Our performance in 2003 reinforces our belief that the combination of our global new product development and our production network, together with the extraordinary market responsiveness of our local business units, provides a powerful model for growth in this dynamic and competitive business.  The recent addition of Sicor to the Teva family will further enhance our global capabilities and will add a broader product line to our expanded customer base."

Net Sales in the fourth quarter increased mainly due to new products that were not sold in the comparable quarter as well as higher Copaxone® global sales and increased sales of existing products. The strengthening of non-U.S. currencies relative to the U.S. dollar contributed approximately 4% to net sales.

North American pharmaceutical sales (including Copaxone®) accounted for 65% of the Company`s total pharmaceutical sales and reached $544 million, compared to $471 million in the fourth quarter of 2002, an increase of 15%.  Sales benefited in the fourth quarter from 12 new products that were not sold in the comparable quarter of 2002, and from increased Copaxone® sales.

Pharmaceutical sales in Europe (including Copaxone®), which accounted for 26% of the Company`s total pharmaceutical sales, increased 40% in the quarter to $215 million.  The main reasons for this increase were sales of new products, higher Copaxone® sales and the continued strengthening of the European currencies relative to the U.S. dollar.

Global in-market sales of Copaxone® during the fourth quarter were $208 million, an increase of 33%.  U.S. in-market sales increased by 23% over the fourth quarter of 2002 to $142 million. Copaxone®'s growth rate in prescriptions was again higher than that of the overall U.S. multiple sclerosis (MS) market.  In-market sales outside the U.S., mainly in Europe, increased by 62%, to $66 million.

API sales to third parties were $96 million, an increase of 28% over the comparable 2002 quarter. API sales, including internal sales to Teva's pharmaceutical businesses, totaled $157 million, an increase of 17% from the fourth quarter of 2002.

Teva's gross profit margin reached 46% for the fourth quarter of 2003, as compared to 44% in the fourth quarter in 2002. This higher level was substantially consistent with the full year of 2003 and reflected mainly a favorable product mix including new products.

Gross R&D spending for the reported quarter grew by 26% over the comparable quarter of 2002, and reached $77 million, reflecting increases in both generic and innovative R&D activities. Net R&D (after participations) grew at a lower rate of 22% due to higher participation from Teva`s strategic partners.

Selling, General and Administrative (SG&A) expenses amounted to $143 million, representing 15% of net sales, a percentage level lower than the average rate for the full year of 2003 (16%).

Teva recorded Financial income during the fourth quarter of approximately $9 million. The main contributors to this income were gains from transactions to hedge certain exposures of our business activities, which were partially offset in other line items, the reduction in financial expenses following the conversion of $550 million of 1.50% convertible senior debentures due 2005 and capital gains recorded due to the liquidation of part of our investment portfolio to generate cash needed for the Sicor acquisition.

The tax rate for the fourth quarter was 21%, significantly higher than that of the fourth quarter of 2002 (18%), and resulted primarily from the expiration of certain tax benefits relating to Copaxone®.

Cash flow generated from operating activities for the fourth quarter of 2003 amounted to $187 million. Cash flow for the full year amounted to $627 million compared with $354 million for the full year 2002.

Shareholders Equity at December 31, 2003 reached $ 3,289 million, up $ 1,460 million from a year ago. This increase mainly reflects 2003 net income, the conversion of the $ 550 million of convertibles debentures, and translation differences of European assets.

Dividend

The Board of Directors, at its meeting on February 16, 2004, declared a cash dividend for the fourth quarter of 2003 of NIS 0.45 (approx. $ 0.10 according to the rate of exchange on Feb. 16, 2004) per ADR. The record date will be February 25, 2004 (the ex-date will be February 26, 2004), and the payment date will be March 11, 2004. Tax will be withheld at a rate of 21%.

Conference Call

Teva will host a conference call to discuss the Company`s fourth quarter and full year results on Tuesday, February 17, 2004 at 09:00 a.m. EST. The call will be webcast and can be accessed through the Company`s website at www.tevapharm.com. Following the conclusion of the call, a rebroadcast will be available until February 24, 2004, midnight EST on the website or by calling 1-(800) 642-1687 in the U.S. or ++1-(706) 645-9291 outside the U.S. The access code is 5316033.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

                                   Teva Pharmaceutical Industries Limited

Consolidated Statements of Income

(in millions, except earnings per ADR )

	October - December		January - December
	2003	2002	2003	2002
	U.S. Dollars
NET SALES	942.0	770.2	3,276.4	2,518.6
COST OF SALES	509.0	431.0	1,757.5	1,423.2
GROSS PROFIT	433.0	339.2	1,518.9	1,095.4
R&D EXPENSES	77.2	61.3	243.4	192.6
LESS PARTICIPATIONS & GRANTS	13.4	8.8	29.9	27.6
R&D EXPENSES - net	63.8	52.5	213.5	165.0
SG&A EXPENSES	142.7	109.1	520.6	406.4
	226.5	177.6	784.8	524.0
GSK LITIGATION SETTLEMENT INCOME			100.0
RESTRUCTURING EXPENSES			7.4
OPERATING INCOME	226.5	177.6	877.4	524.0
FINANCIAL EXPENSES - net	(9.1)	6.2	5.0	24.6
INCOME BEFORE TAXES	235.6	171.4	872.4	499.4
INCOME TAXES	49.8	30.9	181.5	84.8
	185.8	140.5	690.9	414.6
PROFIT IN ASSOCIATED COMPANIES	0.9	(3.5)	1.5	(2.7)
MINORITY INTERESTS	0.4	0.5	1.4	1.6
NET INCOME	186.3	136.5	691.0	410.3
EARNINGS PER ADR:
Basic ($)	0.67	0.52	2.57	1.55
Diluted ($)	0.62	0.50	2.39	1.52
NET INCOME BEFORE NON-RECURRING ITEMS:
NET INCOME	186.3	136.5	617.8	410.3
EARNINGS PER ADR:
Basic ($)	0.67	0.52	2.30	1.55
Diluted ($)	0.62	0.50	2.14	1.52
WEIGHTED AVERAGE NUMBER OF ADRs:
Basic	277.1	264.8	268.4	264.5
Diluted	306.1	282.4	295.0	280.8

                                   Teva Pharmaceutical Industries Limited

Balance Sheet Data

(in millions)

	December 31
	2003	2002
	U.S. Dollars
ASSETS

CURRENT ASSETS	3,716.4	2,901.4
INVESTMENTS & OTHER ASSETS	445.1	313.5
FIXED ASSETS - net	827.4	675.4
INTANGIBLE ASSETS - net	927.0	736.5
TOTAL ASSETS	5,915.9	4,626.8

LIABILITIES AND SHAREHOLDERS` EQUITY

CURRENT LIABILITIES	1,694.9	1,524.2
LONG-TERM LIABILITIES	475.0	458.3
MINORITY INTERESTS	6.7	4.9
CONVERTIBLE SENIOR DEBENTURES	449.9	810.0
SHAREHOLDERS` EQUITY	3,289.4	1,829.4
TOTAL LIABILITIES & SHAREHOLDERS` EQUITY	5,915.9	4,626.8

                                   Teva Pharmaceutical Industries Limited

Sales for the Quarter October - December 2003 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2003	2002	% Change	% of Total

North America	607.8	516.6	17.7%	64.5%
Europe	238.1	178.5	33.4%	25.3%
Rest of the World	96.1	75.1	28.0%	10.2%
Total	942.0	770.2	22.3%	100.0%

Sales by Business Segments

Sales For the Period	2003	2002	% Change	% of Total

Pharmaceutical	840.8	690.4	21.8%	89.3%
A.P.I.	95.5	74.4	28.4%	10.1%
Veterinary and Other	5.7	5.4	5.6%	0.6%
Total	942.0	770.2	22.3%	100.0%

Pharmaceutical Sales

Sales For the Period	2003	2002	% Change	% of Total

North America	543.9	471.4	15.4%	64.7%
Europe	214.7	153.0	40.3%	25.5%
Rest of the World	82.2	66.0	24.5%	9.8%
Total	840.8	690.4	21.8%	100.0%

                                   Teva Pharmaceutical Industries Limited

Sales for the Period January - December 2003 (US $ millions)

Sales by Geographical Areas

Sales For the Period	2003	2002	% Change	% of Total

North America	2,055.4	1,610.8	27.6%	62.7%
Europe	860.7	599.7	43.5%	26.3%
Rest of the World	360.3	308.1	16.9%	11.0%
Total	3,276.4	2,518.6	30.1%	100.0%

Sales by Business Segments

Sales For the Period	2003	2002	% Change	% of Total

Pharmaceutical	2,885.1	2,240.2	28.8%	88.1%
A.P.I.	371.5	259.3	43.3%	11.3%
Veterinary and Other	19.8	19.1	3.7%	0.6%
Total	3,276.4	2,518.6	30.1%	100.0%

Pharmaceutical Sales

Sales For the Period	2003	2002	% Change	% of Total

North America	1,827.0	1,456.3	25.5%	63.3%
Europe	750.5	509.4	47.3%	26.0%
Rest of the World	307.6	274.5	12.1%	10.7%
Total	2,885.1	2,240.2	28.8%	100.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: February 17, 2004